                                                  Filed by i2 Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Aspect Development, Inc.
                                                   Commission File No: 000-20749

                                            THE FOLLOWING IS A TRANSCRIPT OF THE
                                                PRESS RELEASE ON APRIL 18, 2000:



                             i2 TECHNOLOGIES, INC.
                                EARNINGS RELEASE
                                 APRIL 18, 2000


OPERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the i2's First Quarter Earnings Conference Call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press star followed by zero. As a reminder, this conference is being recorded and will be available for replay after the call through AT&T's replay service and on the Internet from streetevents.com and i2.com. I will now be turning the conference over to your host, Brent Anderson, Director of Investor Relations for i2. Please go ahead.

BRENT ANDERSON: Thank you. I'd like to welcome everyone to the call. Thank you for joining us today. With me today are Sanjiv Sidhu, CEO of i2, Bill Beecher, CFO and Greg Brady, President of i2. I'll first review the Safe Harbor language and then turn it over to Sanjiv and Bill for their summary of the quarter and the state of the business.

If you have not received our earnings release, you can find it on our website at www.i2.com where you can also register to receive future news releases from i2. We will be making our statements today under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Any projections or forward-looking statements may involve risks and uncertainties, which may cause actual outcomes to be materially different from our expectations. Therefore, I encourage you to review the risk factors found in i2's latest Form 10-K and S-4, which will be filed relative to our acquisition of Aspect and SupplyBase today. These can be accessed through i2's website in the investor section. With that I would like to turn the call over to Sanjiv Sidhu and Bill Beecher for a review of the quarter.

SANJIV SIDHU: Good afternoon everyone. We're glad you could join us today for our call. This has been the most remarkable quarter that I can recall. TradeMatrix has become the platform of choice for companies building comprehensive B2B marketplaces. i2 is now an acknowledged leader in the eBusiness world. We're leading a revolution and changing the way business is conducted worldwide. Our Q1 results show tangible evidence of the benefits this will bring to i2's customers and to it's shareholders.

Before I go further I want to publicly say how proud I am of all the i2 partners who have made this possible. Building a business in an environment that is changing as rapidly as ours requires great dedication, it requires persistence and discipline. i2 is made up of great teams who are rising to the challenge.

We're excited to announce the results of what has been, as I said, an excellent first quarter. We have gained a lot of momentum for TradeMatrix and our total revenues grew 58% over last year's fourth quarter to a record $186 million. We also reported earnings of seven cents per share before acquisition charges.

This was the most profitable first quarter in our history. Our results clearly demonstrate the strength of the B2B market and i2's position as a leading marketplace service provider. Last month we announced an agreement to acquire Aspect Development and SupplyBase. As we speak, Aspect is holding a very successful user conference called Summit in Arizona. They also announced a very good first quarter yesterday. We have spent a great deal of time with Romesh Wadwhani and Bob Evans at Aspect and their teams since the announcement. We are even more convinced today that this is a powerful move.

We will now turn it over to Bill to recap the financial results of the quarter and then come back and talk a little bit about TradeMatrix. Bill?

BILL BEECHER: Thanks Sanjiv. Thanks for joining us today. Our results this quarter are especially solid. I think you'll see why as I point out some of the highlights. Many of you who have followed i2 for a while are aware of our track record of execution, of continually rising to new challenges and reporting quarter after quarter of record results. Not only did we report another record quarter in what has traditionally been a seasonally soft quarter but we did so while putting together not one but two simultaneous major acquisitions.

I will remind you that the results we are reporting are i2's only, not including Aspect or SupplyBase. We have recently filed an HSR application and we combined S-4 with the SEC for review and are expecting to close Aspect early this summer. We may or we may not report one more quarter separately. It depends upon the process.

To recap our results for the first quarter we reported total revenues of $186 million, up 58% year over year and sequentially up over a very strong fourth quarter last year. License revenues of nearly $114 million were up 53%. Of major significance we added $64 million deferred revenues, up 88% since the end of last year. The building demand for our marketplace solutions drove our current revenue growth this quarter as well as much of the growth in our deferred revenues.

A significant piece of the deferred revenues resulted from pre-payments of fees associated with marketplace transactions announced this past quarter. For example, IBM subscribed to a multi-year commitment for our marketplace services. The deferred revenues will be recognized over time along with additional revenues associated with the services we'll be providing to marketplace participants. We expect to recognize these multi-year commitments over time beginning at approximately $5 million in the second quarter of this year.

We recognized 88 license sales in the quarter, more than any quarter in our history with 27 of those transactions over $1 million and five over $5 million. Our average sales price is $1.4 million. We now have roughly 800 customers who have purchased solutions from i2 and most are achieving measurable value from their use. You'll see several of these representative customer case studies in our annual report, which will be mailed shortly.

43% of our licensed revenues came from both new and existing high tech customers such as Fujitsu, Lucent, Agilent, Siemens, BNC and many others. Automotive and industrial generated 24% of licensed revenues with wins from customers such as Toyota, TRW, Snap and a large tier one auto supplier that we cannot disclose at this time. This does not include a significant transaction with iStarXchange that was reported as deferred revenue.

Consumer goods and retail contributed 13% with such companies as VF Corp., Unilever, Tropicana, Sunbeam and CIBA Vision and many others. Several other significant wins will be announced in the coming weeks so look for additional exciting news. We also won business in a wide variety of other industries with customers such as BOC Limited, a European industrial products manufacturer, metals customers including Kawasaki Steel in Japan, the largest metals company in Japan, Lucchini in Italy and several customers in logistics business; J&J in Pharmaceuticals; and Keithley Instruments, a Cleveland based company in the mid-market category. We're also very pleased to welcome Enron as a new i2 customer. Enron is recognized both as a leading energy company and a growing broadband service provider.

These are just a small sampling of the broad mix of customers we have including companies of all sizes, multiple industries, many different countries. 35% of our total revenues came from the international business this past quarter. We have truly expanded our markets while continuing to penetrate our traditional strongholds. In short, business is very healthy.

To keep up with demand, we have aggressively hired in sales and marketing. We added 75 commissioned sales people during the quarter, ending the quarter with
328. We will continue to build and reset our sales force hiring goals to 400 by year-end. We are now at over 3,200 total employees and managed to contain expense growth at only 44% against our 58% revenue growth in the quarter, resulting in higher operating and net income. Excluding acquisition related charges, our net income exceeded $12 million this quarter, yielding seven cents per share on a fully diluted base of $183 million shares surpassing consensus estimates by two cents per share or 40%.

DSO's came in at 91 days up as we projected back in December, well within our target range. Our deferred revenue balance ended at $137 million, up $64 million as I previously mentioned. Worth noting is that total assets grew to over $1 billion in this quarter. All in all, a very good quarter.

SANJIV: Thanks Bill. I'll try to keep this short but wanted to focus on a few additional strategic points. I'll start with a status report on TradeMatrix. The results of this quarter clearly demonstrate that TradeMatrix is the most comprehensive platform to power both B2B and B2C marketplaces. TradeMatrix offers five times the capability of any other platform allowing companies to build highly valuable marketplaces and allowing them to build these rapidly.

When we talk about marketplaces, particularly B2B marketplaces, we're not talking about the narrow vertical marketplaces that only facilitate buy sell transactions of indirect goods. We're talking about the broadest set of available deliverable solutions that enable and optimize commerce over the Internet.

TradeMatrix is the only end to end solution in the industry delivering value to all participants and marketplaces and addressing all business processes starting from product conception and design, strategic sourcing, supply chain optimization, all the way to the end consumer.

As Romesh said at Aspect's summit conference yesterday, typical B2B marketplaces today are still relatively undeveloped. Today's exchanges hardly scratch the surface of what is possible. The next generation of B2B is about delivering enormous value to buyers, to suppliers and to exchange owners through value added solutions.

Together, i2 and Aspect can create the industry standard platform for the next generation of B2B and deliver it's full promise. Together, we are the B2B powerhouse in terms of customer base, solution breadth, employee talent and the R&D investment that we can both deploy. This shared vision and it's ability to create a leading edge B2B platform were the forces behind the merger of i2 and Aspect. Today, we have even a better understanding of this and the strong acceptance that we have seen in the marketplace indicates that the i2/Aspect combination makes even more sense.

Now, I'll give you some important TradeMatrix facts. Today, almost 50 eMarketplaces are being built using TradeMatrix. These marketplaces are not simple buy/sell marketplaces but provide a broad array of value added services. For example, spare parts inventory planning for myaircraft.com. Supply chain collaboration for the Asian timber industry portal called Timber-one. Transportation optimization for Freight Matrix and many, many more. These marketplaces represent trillions of dollars in combined business volumes, in many different and diverse industries.

Lastly, the marketplaces that we are building using TradeMatrix already have substantially committed revenues to i2. This demonstrates clear evidence of the momentum we are building with TradeMatrix. Contrary to some concerns expressed recently with regard to the viability of transaction fee models, we have seen that i2 customers are willing to pay fair fees whether it be licensed, subscription and/or transaction based.

This is because of high value add marketplace services that are provided by TradeMatrix. As an example of the very important horizontal portals that we are building, we're going to spend a few minutes focusing today on freightmatrix.com. Many are the marketplace where there has been public or private and in most vertical segments involves the movement of freight between it's members resulting in over half a trillion dollars of annual spending.

This represents a huge opportunity to provide services to both logistics providers and shippers who participate in a trading community. Freightmatrix.com fills this gap resulting in much better service levels and much lower transportation costs obtained by a better visibility and of course, better optimization.

A few facts about FreightMatrix, it offers full integration to both TradeMatrix powered marketplaces and to non-i2 marketplaces. FreightMatrix focuses on physical execution, not just on cyberworld transactions. The services offered by FreightMatrix are global.

FreightMatrix recently went live and presently focuses on truckload and less than truckload shipments. We have established contracts with a major automotive supplier, with Ryder Logistics, InWarehouse.com and Central Transport, all combined representing a significant commitment to FreightMatrix. Net, FreightMatrix has the potential to be one of the most important horizontal B2B marketplaces.

Next, let me talk about our partnership. The most important partnership announced this quarter, of course, was the relationship with IBM and Ariba to focus on B2B eMarkets. Significant benefits are already being realized from this relationship. i2's IBM related pipeline has grown. IBM has increased incentives to their sales force to promote and sell i2's TradeMatrix.

In addition to the IBM product marketplace announced as part of the initial announcement, the i2/IBM and Ariba team has already been selected as providers to the following marketplaces. One is MedSurge formed by J&J Medical, GE Medical, Medtronic, Abbott and Baxter. Second is the major automotive marketplace announcement that we had with Volkswagen in Germany last week. Many others including business to business online exchange for non-consumables and services announced by Food Distributors International and the Food Marketing Institute.

Our existing relationship with the big five consulting firms continue to strengthen rapidly. For instance, Andersen Consulting and PWC are working with i2 to create a rapid number of vertical marketplaces. We're now more comfortable with our initial forecast for future recurring revenues from marketplaces. We can now see more clearly where these recurring revenues both subscription and transaction based will be generated.

As you remember, our goal was for 10% of quarterly revenues to come from recurring sources by fourth quarter of 2000 or first quarter of 2001. That translates to over $20 million per quarter based on current analyst's estimates. We're beginning to see other parts of the trends such as a general decrease in sales cycle time and less back loaded quarters. The eBusiness phenomenon has been good for our core license business as well. This is resulting in accelerating year over year revenue growth, which was about 53% in the middle of 1999 and has grown to 58% by this quarter. Revenue visibility remains very good, about the same as the past two quarters, which were very strong.

Lastly, I want to remind you that PLANET 2000 is approaching very quickly. First the European planet in Vienna in May and the North American planet in San Diego in October. At both of these you will see and you will be exposed to more TradeMatrix announcements, particularly customers and marketplace owners talking about their success with TradeMatrix. I'd like to summarize by stating that the opportunities are enormous and the demand is strong. TradeMatrix has become the platform of choice for companies building comprehensive B2B marketplaces. i2's execution is excellent as evidenced by another great quarter. Our partnerships and managers are making a stronger, put it all together, you have at i2 a B2B powerhouse. We feel we are very strongly positioned to achieve our mission of providing tremendous value to our customers and shareholders. Thanks and we'll now take questions.

OPERATOR: Ladies and gentlemen, if you wish to ask a question, please depress the one on your touch tone phone. You will hear a tone indicating that you have been placed in queue. You may remove yourself from queue at any time by pressing the pound key. If you are using a speakerphone, please pick up your handset before pressing the numbers. One moment please for the first question.

CHARLES PHILLIPS:  Morgan Stanley.  (No question asked).

BILL LANSON: Could you just give us an update of over the year, you said that there was over 50 exchanges being built? Can you give us an update of how many might have some type of transactions or value-added services running over right now, in essence, how many are live? Can you also give us an example of maybe one or two exchanges that you're working on, whether it is a myaerospace.com or Nike or something to that effect, of some of the value added services that you are currently producing?

SANJIV:  Greg, are you online?

GREG BRADY: Yes, I'm here. I'll give you two good examples, two that you've heard of. First will be myaircraft.com. This is a great question because what this will differentiate is the difference between a simple commerce portal and what a value-added portal does. Value added portal meaning a portal that allows value to be created for each participant within the exchange itself. Let's give an example of myaircraft.com. What myaircraft has done is it's defined a model in which we work with the airlines to manage the service of airplanes and the replenishment of parts for that service effort.

If you look at the airline space today, the best in class only does one inventory turn of service parts. Therefore, they have a real problem of excess and obsolescence. They have a problem with making sure they have the right part to actually get the airplane off the gate. There is a big value add that can be offered to the airlines themselves.

Second is that the airlines today are managing DEPOs by airline at each airport. What we're providing is a virtual warehousing capability or inventory management capability that will allow us to manage a lot less inventory but still meet or exceed service levels that are there today. Instead of managing inventory at each airline, we manage it at each airport.

Once we aggregate that demand, we're able to provide the details of what the demands for the parts are back to the OEMs offering them a much stronger demand signal of what actually needs to be provided to the airlines to be able to meet those service levels. That will take inventory out at the OEM level and allow them to do a better job managing the problem and therefore, offer revenue opportunities for them.

In addition the suppliers, the people who actually make a lot of these parts. Therefore, we need to have access to be able to provide those parts directly from the suppliers to the airlines and to be able to provide the demand of those parts past the OEMs into the suppliers themselves so that suppliers can do a better job of managing what inventory they need to make. There's a big benefit just in the demand stream to the suppliers.

Secondarily, the OEMs require the suppliers to maintain X amount of inventory to do business with the OEMs. For example, in one instance there is a requirement of maintaining 30 days of inventory if they want to be the supplier for that particular part to the OEM. With this information system, the estimate is being able to take the inventory stocking down to less than 10 days, thus dramatically reducing inventory-preparing costs associated with the supplier. That is why the information system is a value to all participants and why all participants are willing to share in the cost of running that system.

That's a good representative example of not only just managing the transactions but optimizing the relationship between multiple participants in an exchange to the value of every single participant in the exchange. Note that I didn't even talk about some of the capabilities of areas such as FreightMatrix that could be made available to optimize not just the inventory and cycle time and service levels but also the transportation and execution costs associated with that exchange.

It's interesting to me, it's very timely lately that Wall Street put out the article that talked about exchanges not really being that successful primarily because all they're doing is simple buy side transaction management tools for a couple parties in an exchange. The difference of what TradeMatrix is doing is offering a very robust set of services that optimizes how people do business together allowing them to change their business model as I just gave an example on and in an area in which every participant wins versus just having the big buyers beat up on the little sellers. Does that answer your question?

BILL: Can you tell me how many out of the 50 or so that you guys are working on might be live whether it's doing value added services or transactions?

SANJIV: I'll give you a few examples. Greg, you can add if necessary. We've talked about Sun Microsystems using our marketplace with over 20 suppliers with regular daily transactions happening today. There are several users of high-tech Matrix, Amoco for example is using that to work with Texas Instruments for supply demand matching on a daily basis. Bluegum, an Australian contract manufacturer is again using high-tech Matrix to work with their customers such as Quantum, Frontier and others. Fair amounts of transactions are taking place on the high-tech Matrix.

IBM, as we have talked about before, is using our marketplace services to work on a daily basis with their distributors which is a distributor of channel focused marketplace. What we're doing is that at Planet Vienna which is coming up in May, we are going to have a comprehensive description of all transactions running on a variety of eMarketplaces powered by TradeMatrix and we want everyone to attend to know more about what TradeMatrix is doing at Planet Vienna.

STEVE COHEN: Could you just extend that a little bit and talk about how you're different from some of your competitors like Oracle or Ariba or Commerce One?

GREG: I'll take that one too. I was at the Aspect conference yesterday. I saw a presentation by Gartner that I thought was a really good job of defining what they called the next B2B marketplace is. It's called cCommerce. It is basically four components: community, which is the ability to represent buyers and sellers and other partners; commerce which is the ability to transact business between people; collaboration and then content. Those four different capabilities need to be provided in a way in which you can optimize the way partners work together, not just move transactions. If all I'm doing is passing a transaction, I could do that with EDI 20 years ago. Each of these marketplaces would have to be scaleable and allow for interoperability between multiple B2B marketplaces and lots of different transaction systems.

I personally believe that's a great representation of what the new next generation B2B solution is. That said, i2 is the only provider in the marketplace that offers the community, commerce, a full suite of collaboration systems from demand collaboration to supply collaboration to contract manufacturing collaboration to logistics collaboration systems. Then, with the Aspect acquisition we offer a complete set of content from information about skews to components, to configuration information, to what we call dynamic content, which is our ATP and IFS information as well as dynamic pricing. That is a foundation of what we do. I think we clearly differentiate ourselves from other ERP systems in a couple ways.

One is that ERP by definition is a single enterprise system. Just by definition it has always been and will continue to be a single company solution. Personally I don't know how they are positioning on multi-company requirements such as distributor supply chain management and procurement in a single entity backbone.

The second is scalability. Either database-centric applications that the database guys have rolled out, what we have is a highly scaleable web-centric application that allows the process tens and tens and tens of thousands of users. It is a completely different architecture and set of capabilities from what you'll see in the other solutions.

Lastly, there is no content available for these providers. Content will become the single biggest issue in these marketplaces. If I can't find what I'm looking for and I don't know how to analyze what I need then what good are these marketplaces going to be, especially if add lots more people and skews and products on the marketplace itself.

Last, it's interesting that a lot of people are announcing advanced planning and scheduling systems. I don't think they really know what they've announced. I don't think they know what the problem is. If you talk about multi-company distributor supply chain management and optimization technologies, that is what the marketplace needs. In-house APS systems does not optimize across two companies. I really don't think that the other ERP systems have a competitive offering to us at all. I know that they don't. I think that today there is just a lot of confusion on what a marketplace does and hopefully people like Gartner will help to clear up some of that confusion.

RICK SHERWIN: Goldman Sachs. The largest deal in the quarter, can you comment on that? I'd be curious in terms of revenue. It sounds like there is one stickler there that is a very large booking number. Can you comment on that at all?

BILL: As I said, we had five transactions in excess of $5 million. There's a lot of interference. In terms of the large transaction, we had a large transaction with IBM that is showing up in deferred revenue, which was not booked, this last quarter. Of the transactions over $5 million there were none that I would call a mega transaction.

RICK: The TradeMatrix deals I think you mentioned that there are 50 now. I'm curious as to how many of those were signed up in the first quarter?

SANJIV: I don't think we have that number. That is the total of marketplaces we are working on. Some of the deals we signed, some of them are marketplaces that we are creating on our own. For example, high-tech Matrix, TradeMatrix, Softgoods Matrix and eServiceMatrix.

RICK: There was one other point that I think you alluded to. A large deal with a tier one auto manufacturer. I presume that's independent of any auto exchange. That would be for their internal use at this point?

SANJIV: No, actually it's a combination of certain licenses for their internal use but a more important component of the transaction is to create a private marketplace for the tier one manufacturer. The purpose of the marketplace is to create efficiencies in how they do collaboration with their supplier. They did not believe that they should use announced automotive exchange for working with their suppliers because the way they worked the suppliers is quite different from the way an OEM works with the tier one suppliers.

MAN: It was also put in place to work better with the OEMs themselves. To be responsive to whatever exchange is happening in the marketplace.

GEORGE GILBERT: Credit Suisse First Boston. I don't want to read too much into the growth rate but it looks very strong especially since it sounds like you haven't recognized or I should put it differently, pushed out the pre-paid on the recurring revenue elements. I know that there was a big chunk from IBM but as more and more of the revenue stream comes from these recurring pieces we don't seem to be facing the problem of the fallout in the upfront fees. It would seem that we've got this big pile of shall we call it, other non-traditional revenues, recurring revenues that are now going to start flowing back into the recognized revenue line over time. That seems like it would have a positive sustainable growth rate. Am I jumping to the wrong conclusion?

BILL: No, George, I think that the quarter, I think the most important number that we might have put out was the deferred revenue number. We're quite successful. The way we book those things is based on cash receipts so commitments are actually higher than that number. That's very encouraging as a trend in our business.

GEORGE: Just to reinforce that. In other words, there could have been more contractual commitments to future recurring revenues subscription or transaction or whatever or even license fees that associated with features not yet done that you haven't billed that will show up in the deferred revenue line. In other words, we don't have to worry about the traditional license revenue falling off even as we're building up a strong ramp in the new style of revenue. That is basically what I'm asking.

BILL:  The last part of the question again?

GEORGE: We can see the traditional business remain strong or even stronger than the traditional growth rate or the recent growth rate while you're building up, while you're lingering on top of that additional growth coming from new business, the new revenues, the recurring revenues.

BILL: We've answered the question. I think that's correct. It seems to be working out in the field as complimentary.

GEORGE: Based on Rick's question about the tier one deal, private marketplace for manufacturing. This came up yesterday at the Aspect user conference, can you give us a concrete example of why many companies want to work on private marketplaces first and whether that's easier to negotiate and sell a private marketplace even though it is multiple companies?

GREG: That's a great question. It's interesting that most of the public marketplaces that you see today are for aggregated procurement only. The private marketplaces and what they're really allowing people to do is to define new ways in which they can deploy the business model to competitive advantage. I think you'll start to see more and more people saying, why am I opening up my strategies to my competitors when I can do a private marketplace?

Now, however, if you also saw in yesterday's conference, there is also a set of services that are public in nature that you can't do in a private marketplace. Content is a good example of that. All the aggregation of content that Aspect has done, there's not a competitive advantage, something that anyone can buy, when I poke that into place that everybody can get access to it. Being able to do reverse auctions and bids, to be able to bid out components or bid the capacity back to private exchanges and to be able to do the marketplace to marketplace connections where a supplier can belong to multiple markets without having to maintain different workflows for every different market that they want to belong to.

Our strategy is to really offer in a public market all those services that make sense in the public market and then allow people to connect to that public market via their private exchange. Yesterday it was really starting to prove out from all the presentations that I saw that that's really where the successful implementations are.

GEORGE:  Is that easier for you to sell?

GREG: Clearly it's an easy sale to do when you're talking about competitive advantage and not having to open the kimono so to speak. We're still competing in all the public marketplaces. For those that people want to deploy and work together, we've still got the best solution to do that. Even if they do deeply a public market, what you'll see most every one of those participants do is that they'll immediately figure out how to deploy a competitive private market. Once you do public, you have to offer the problems of your internal systems into that public market space. That actually drives people to want to have better supply chain solutions in place, better commerce solutions in place, more content for their own products to be offered up to the public exchange. The beauty of that is that the public marketplace, even if you sign up for that, they're going to end up coming back for private solutions.

BRENT: We've got a lot of questions queued up. If you can all limit your questions to one, we'll try to get through as many of you as possible.

CHRIS ROWEN: Robinson Humphrey. I thought that explanation of the myaircraft.com and the benefits the customer would get was very strong but it seemed to talk about the results they would have, lower inventories, ability to go directly from manufacturer to airline but can you describe in doing that what kinds of things are ongoing clicking the meter type services that you would offer that would facilitate that and that you would get paid for?

GREG: First and foremost, it's the movement of transactions between all the parties as they click that's paid for. Second, there is a whole lot of collaboration and optimization that has to happen. I might go back and say I've got these five parts I need. They're provided by a couple of different sources. Some I can get from the first source, some I can't. I have to go through a collaboration of demand supply and then I have to figure out how is that going to be fulfilled. Then I peg that and have that activity happen.

The collaboration is something that in the optimization routines between that is also something that is charged for. In the content and the subscription and use of that content, there is a whole lot of content that has never been created in these marketplaces before whether it's iStarExchange, that's probably the best example of every part for every automobile that has ever existed. Who has that part? What the availability of the part is and what the price is. That content that no one has ever done. That is going to be a huge service that is going to need to be maintained on an ongoing basis. We'll charge a subscription fee for that service.

The last, we're running into instances, I can't tell you the name of this, we've had a great implementation apparel company where we deployed the contract manufacturing optimization collaboration tool. What that does is that the apparel company doesn't make anything. They outsource 100% to contract manufacturers. They take the demand and they actually balance and create the schedules on behalf of their contract manufacturers that they represent what the contractors operations look like and optimize automatically for them based on their own demand changes. That is a subscription service that we're going to offer to be able to use some of the planning tools to be able to offer things to small companies that can't afford to buy their own internal use systems.

CHRIS: Quickly, what would you say is the average economic value of these marketplace solutions that you sell? I think Aspect said yesterday between $5 million and $30 million over the life of the contract for them.

GREG: I think that's a tough thing to estimate. Once you get into recurring subscriptions and transaction fees. The difference between us and procurement pullovers, once I optimize and beat the heck out of my supplier, there is not a whole lot of room to do it year after year. In our case, we're optimizing how people do business. That business model is going to change. We're actually outsourcing a lot of the applications that they would normally use internally themselves today. There is a real value to them that they're already paying for. In addition to that, obviously all the value that the additional systems provide. We would say that these systems should survive for an extended period of time.

BILL: I think that the effort of the limit that you spoke about in our context and what we're seeing particularly in some of these larger marketplaces that we're working on with larger companies is higher than the number you set over time, not necessarily in any quarter or any single year but over time I think it's larger than that.

GREG: Keep in mind that Aspect is just the content and just the sourcing and design collaboration piece. You have to add the rest of the services into that.

CASH RANGEN: Robertson Stevenson. Can you just talk about how much bandwidth from a management and field sales point you have to invest in integrating Aspect once you are past the hard Hart-Scott-Radino period and how you plan to minimize disruption to the business as you embark along that task?

GREG: A couple of things that I'll thrown in here. The really nice part of the Aspect acquisition is that Bob Stevens who is their President, I'm sorry Bob Evans, actually has a history of doing mergers and acquisitions and actually managing the merger process for companies so he has offered a lot of value in this process. That's the first thing that has really been a win for us so far. Second is that this is actually a distribution channel for us. There is a distribution channel that calls on just the engineering department. We have probably 40 people in i2 that we're going to move into that distribution channel. It has it's own leadership and self-management in the structure today. Our goal will be to start lots of training systems around product development, product design and product life cycle management which we see as a huge emerging space in the B2B arena. If you were at the Aspect conference you would have heard a lot of people talk about that yesterday. We don't see a lot of disruption in our distribution channel. We see this as an incremental channel that will provide a lot of additional benefits in what we do if we merged them in with our own channel.

ANDREW ROSCOE: Warburg Dillon Read. I think I've always been a little bit confused with regards to the IBM, Ariba, and i2 partnership as to who between you and Ariba does what in the marketplaces. Now that you've had a few joint sales together I was wondering if you have been able to clarify where the line is drawn? The second question I have is with regards to SAP. They have obviously been doing some chest toning at their analyst's meeting recently. I was wondering if you could comment on anything that might be going on in terms of your competitive stance versus SAP?

SANJIV: Overall i2, IBM and Ariba are for a comprehensive marketplace solution where we've gotten together and we have rationalized our solutions to be able to offer one blueprint to the customer. What does that blueprint consist of? It consists largely of i2's strength in collaboration, in optimization, in direct materials. It consists of Ariba's trends in direct procurement and certain marketplace services. It includes IBM's trends in platforms for eMarketplace. For example, we use a lot of IBM's underlying tools to facilitate the marketplace. IBM offers hosting services. IBM offers system integration services, etc.

Coming to the SAP question I think first they have misstated a lot of the data. More importantly, what is happening is a recognition of i2 as a clear leader, not just SAP, many other ERP vendors are taking shots at i2 and we think that's quite an accomplishment for us because we feel that they're scared. They have reason to be.

CHRIS SHELACKY: Merrill Lynch. In terms of the 10% recurring revenue as we go through the year here, can you give me a feel for the mix of how you see that subscription versus transaction-based? Second question, in virtue of the DSO trend, how should we view the DSOs coming from the 1991 day level going forward? Lastly, can you just comment on the non-market maker, non-extranet related business? What's going on core intranet supply chain optimization businesses post-Y2k?

SANJIV: I'm going to make a short comment about subscription versus transaction. I believe right now it's too early to tell. These are partly substitutable based on us looking and estimating a total amount of transactions that might happen with a given subscriber and actually charge them on a fixed subscription fee rather than a transaction fee. When you look at transaction versus subscription you should think of them as partly interchangeable based on how we construct some of the contracts. I'll let Bill answer the other questions.

BILL: The question on DSOs, you'll have to repeat the third question. On DSOs, last quarter we were at 83 days, which I commented back then, was low. We've seen structurally an improvement in our DSO position but the reality of last quarter was during Christmas week just a ton of money came in which brought the number even lower than we anticipated.

I think the general range we're going to be in is in the mid-80's to mid-90's. That's where we're coming out. I think that will be the general range. Overall, we've been doing a better job of collecting our receivables.

CHRIS: Clearly there is a ton of excitement and a lot of momentum in your extranet market maker or internet based business. Could you give us an update looking back a little bit kind of the core intranet business your supply chain optimization used within corporate systems just for linking manufacturing facilities and so forth within the firewall. Has there been a rebound? It seems like your license business continues to accelerate here. I would imagine that some of that would be related to post-Y2k rebound on some of the more conservative brick and mortar companies before they even roll out to the Internet.

GREG: Let me make one comment first. One of the challenges we're going to have going forward is that now we host our planning systems out on the extranet. It's going to be hard for us to differentiate what's supply chain and how it's being deployed or what is Factory Planner and how it's being deployed. Second is, a lot of the extranet tools, internet performance servers, the collaboration tools have significant optimization capabilities built into it so that we're starting to move some of the optimization into truly multi-company optimization instead of just the advanced planning and scheduling of the company.

Just to encourage you to start thinking about TradeMatrix as really all inclusive of our traditional products as well as all the new products. As far as selling traditional licenses or inside the firewall stuff, the marketplaces are actually driving a lot of opportunity for us in that the marketplace becomes the thing that you want to connect to and the thing you have to be responsive to and where we used to argue with the ERP systems about whether it ought to be embedded in ERP transaction systems or not, those arguments are quickly going away because the real integration is how do you integrate your responsive system being the supply chain to your partner system via the exchange. The integration battle is going to become a nightmare for the ERP guys.

BRENT: We're approaching the end of our time. I know that everyone has a busy schedule. We won't be able to get to all questions. We'll take one more.

JIM MOORE: Deutsche Bank Alex Brown. I was wondering given all the controversy around B2B for lack of a better term, how serious do you think the Fortune 1000 is in terms of implementing these types of solutions and sticking with it over the long term and actually changing their business using this technology?

SANJIV: We find a lot of seriousness. We find a sense of urgency. On the other end we do see a lot of confusion and we see that people don't really know how to get these from conception to workable marketplaces particularly we see this with some of the industry consortiums that structure to have some of these things to work with unfamiliarly, rapidly, etc. Does not exist. On the other hand, net net we see that the motivation is very strong and the motivation will actually get stronger based on the tremendous value that some of these marketplaces will end up providing. Where some of these are constructed, as we joke, some of these marketplaces are being constructed by using Quicken to run a very large corporate financial system. Those will fail. We feel that that will bode to the strength of i2 which are building bulletproof marketplaces.

GREG: The thing that is interesting or comical to me is that today most of the marketplaces announced are aggregated buying sites that are focused primarily on indirect materials and some might claim direct but you can't claim direct if you can't do collaboration and supply chain planning. If you do, all you are claiming is that you do a transaction between two parties. They could have done that with EDI 20 years ago. Personally, I believe that there is going to be a reckoning on some of the ones that are announced to where they quickly figure out there's not a lot of value in it. As the Wall Street Journal article said the other day, I think that's going to be a great opportunity for i2 to come in and offer value around real marketplaces.

SANJIV: Thanks everyone once again for attending a call that has announced one of the best quarters that we've ever had. We're really excited and look forward to talking with you on an ongoing basis.

OPERATOR: Ladies and gentlemen, that concludes your conference for today. This conference will be available on the Internet from Streetevents.com and i2.com and also through AT&T's Replay Services from today at 6:00 p.m. central time through midnight central time on Thursday, April 20th. You may access the AT&T Executive Playback Service by dialing 800-475-6701 and entering the access code of 510795. International participants may dial 320-365-3844 and enter the same access code. Thank you for your participation and for using the AT&T Executive Teleconference. You may now disconnect.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

i2 Technologies has filed a Registration Statement on SEC Form S-4 in connection with its merger with Aspect, and i2 and Aspect expect to mail a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about i2, Aspect, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's web site at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: (650) 428-2700. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the a SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.